FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of  March, 2003

Commission File Number 001-31335

                               AU Optronics Corp.
                (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                         ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes .....                      No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
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                               INDEX TO EXHIBITS

Item
----

1. Press release entitled, "AU Optronics Corp. Monthly Sales Report - February 2002", dated on March 5, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AU Optronics Corp.

Date: March 5, 2003                          By: /s/ Max Weishun Cheng
     --------------                              -------------------------------
                                                 Name:  Max Weishun Cheng
                                                 Title: Chief Financial Officer
                                                                      au
                                                                      optronics

AU Optronics Corp. Monthly Sales Report - February 2003

Issued by: AU Optronics Corp.
Issued on: March 5, 2003

Hsinchu, Taiwan, March 5, 2003 -

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced that consolidated net sales revenue for February 2003 totaled NT$5,780 million, while unconsolidated net sales was NT$5,398 million.

Consolidated revenues for February 2003 rose 1.5% from January 2003, while unconsolidated revenues for the month increased 1.0% in comparison with January 2003, but declined 15.7% on a year-over-year basis due to lower average selling prices for large size panels.

Sales Report: (Unit: NT$ million)

------------------------------------------------------------------
Net Sales                     2003(1)        2002           Growth
------------------------------------------------------------------

February (Unconsolidated)      5,398        6,400           -15.7%
------------------------------------------------------------------

February (Consolidated)(2)(3)  5,780         n.a.             n.a.
------------------------------------------------------------------
(1): Year 2003 figures have not been audited.
(2): All consolidated figures are unaudited, prepared by AU Optronics.
(3): Including AU Optronics Corporation ("AUT"), AU Optronics (Lauban) Corporation ("AUL"), and AU Optronics (Suzhou) Corporation ("AUS").

                                 #     #     #

FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com